FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: January 17, 2005                                                                 By :    /s/David Patterson/s/
              Title:     Chairman

TERRA NOVA GOLD CORP.

TSX Venture Exchange Symbol: TGC
Frankfurt Stock Exchange Symbol: GLT
January 17, 2005

DRILLING UNDERWAY AT SAN DIEGO

VANCOUVER (January XX17, 2005) - Harvey Keats, President of Terra Nova Gold Corp. announces that drilling is underway on the San Diego property, located in Michoacan, Mexico. Three thousand meters of drilling is planned for the 2005 program. A 35 40 line kilometre Induced Polarization (IP) survey on 600 metre spaced lines has beenis nearing completedcompletion. The results of the IP survey is are being used in conjunction with geology and geochemistry to identify and prioritize drill targets.

The Company recently completed a 1,077 line kilometre airborne magnetic survey covering an area of 12.5 kilometres by 12.5 kilometres on the San Diego Property. The survey appears to have outlined the intrusive complex which hosts the porphyry copper system outlined on surface by hydrothermal alteration and by copper, molybdenum and gold geochemical anomalies. The interpreted intrusive complex is substantially larger than the porphyry copper system outlined on surface.

The soil geochemical grid has also been extended to the northeast, southwest and southeast in the area of the main geochemical anomaly. The main copper and molybdenum geochemical anomaly has been closed off and is totally surrounded by a well defined zinc halo. The copper anomaly (greater than 400 ppm with spot highs greater than 2000 ppm and as high as 3340 ppm) has been expanded to 3.5 kilometres by 2.0 kilometres. The coincident molybdenum anomaly (greater than 10 ppm with spot highs greater than 200 ppm) is slightly smaller than the copper anomaly.

The gold geochemical anomaly has not been closed off, especially to the southwest, and the higher gold values are not coincident with the higher copper and molybdenum values. The anomaly has gold values greater than 10 ppb with spot highs greater than 200 ppb, greater than 400 ppb and as high as 600 ppb. It is unknown how the gold anomaly is related to the porphyry copper system.

A more subtle copper geochemical anomaly (greater than 100 ppm), with related molybdenum and gold values, is located approximately 4.5 kilometres northwest of the main geochemical anomaly. Geological mapping and prospecting is required to determine its significance.

The Company has the option to earn a 50% interest in the San Diego Property from Noranda Exploracion Mexico, S.A. de C.V., by incurring a total of CDN$15,000,000 on exploration and related work on or before May 31, 2009.

As a result of the Company’s focus on the San Diego Project, Management has decided to not pursue the option to acquire the Cape Ray Gold Project, located in southwest Newfoundland.

Kerry Sparkes, Director of the Company, is the designated Qualified Person responsible for the technical information in this news release.

On behalf of the Board of Directors,
TERRA NOVA GOLD CORP.

“Harvey Keats”
President

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's registration statement on Form 20-F filing with the United States Securities and its home jurisdiction filings that are available at www.sedar.com.

TERRA NOVA GOLD CORP.
3rd Floor, 157 Alexander Street, Vancouver, B.C. Canada V6A 1B8
Tel: (604) 684-0561 ? Fax: (604) 602-9311 ? Toll Free: 1-800-565-5336
Web: www.terranovagold.com ? E-Mail: terranova@bed-rock.com

No regulatory authority has approved or disapproved the information contained in this news release.